Filed by Google Inc.

Pursuant to Rule 163 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-140828

The following article regarding Google’s Transferable Stock Option program was published on December 13, 2006 by Wall Street Journal. Google does not endorse any of the opinions expressed in this article (other than any opinion expressed by any representative of Google which is expressly quoted and attributed to such representative in the article) regarding the Transferable Stock Option program or any other issues discussed in this article and does not make any representations as to the accuracy of such opinions.

Wall Street Journal

Kevin Delaney

December 13, 2006

Google Will Let Employees Sell Vested Options

Google Inc. plans to allow nonexecutive employees to sell vested stock options through an online-auction system, a move aimed at boosting the value of options for staff and potential hires that comes at a time when Google’s shares have fallen back from their stratospheric ascent.

The Mountain View, Calif., Internet company said Morgan Stanley will manage the online-auction system and other unspecified financial institutions will participate as buyers. Under the program to begin in April, those institutions will be able to buy vested options from Google employees, presumably at a premium to the option’s value based on the difference between the current share price and the strike, or purchase, price for shares under the option.

Compensation experts said Google’s plan for transferable stock options, or TSOs, appears to be unique in offering an ongoing marketplace for vested stock options.

The system could enable employees to make money by selling even options that are underwater, or priced below the current share price, Google said. That is because a financial institution might be willing to pay something for the right to buy Google shares at an option’s strike price over the remainder of its duration, which resets to a maximum of two years when an employee sells the option.

The program represents an attempt by Google to add value to options, and make their value less theoretical for employees, the company said.

The move comes as Google’s share price is trading barely above the $471.84 it hit Jan. 11. In 4 p.m. trading on the Nasdaq Stock Market, Google was at $481.78, down 0.4%.

“It’s helpful for us for recruiting purposes, retention purposes and just understanding purposes if every option we grant has a value, whether it’s in the money, at the money or underwater,” said Dave Rolefson, a Google equity and executive-compensation manager.

Mr. Rolefson said it is possible that Google might be able to issue fewer options as a result of the new program, but said that isn’t the primary aim. Company executives said a primary interest behind the TSOs is to narrow the gap between the theoretical value of stock options that Google expenses under new accounting rules and employees’ lower perceptions of their value. Google will take unspecified charges related to modifying options under the plan, which applies to all non-executive options granted since the company’s August 2004 initial public offering. Employees will still be able to exercise any vested options as before.

Compensation experts said it remains unknown what financial institutions would be willing to pay for the vested options, particularly given a restriction against the institutions’ reselling them. Ted Buyniski, senior vice president at Radford Surveys + Consulting, a business unit of Aon Corp. specializing in compensation, described the TSO program as “a very smart move” with benefits outweighing any transaction costs and increased overhang of stock options. Mr. Buyniski was briefed on the news before its release.

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